UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Texhoma Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

882898208
(CUSIP Number)

October 2, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)

X     Rule 13d-1(c)

    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882898208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Philippe Junot
2.	Check the Appropriate Box if a Member of a Group (See Instructions) Group (See Instructions)
(a) 
(b) 

3.	SEC Use Only

4.	Citizenship or Place of Organization

France

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
14,800,000
6. Shared Voting Power
0
7. Sole Dispositive Power
14,800,000
8. Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
54,800,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
17.5%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.	(a)	Name of Issuer:

Texhoma Energy, Inc., a Nevada corporation (“the Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

100 Highland Park Village, Suite 200, Dallas, Texas 75205

Item 2.	(a)	Name of Person Filing:

This Statement is being filed by Philippe Junot, an individual.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of Mr. Junot’s business office is: Castellana 100, 28046 Madrid, Spain.

	(c)	Citizenship:

Mr. Junot is a French Citizen.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

	(e)	CUSIP Number:

882898208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	 Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	 An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

54,800,000 - Which amount includes 20,000,000 shares of the Issuer’s common stock issuable in connection with the exercise of outstanding Convertible Promissory Notes which Mr. Junot holds, as well as the exercise of an aggregate of warrants to purchase 20,000,000 shares which Mr. Junot holds.

(b) Percent of class:

17.5% - Which amount assumes the issuance of 20,000,000 shares of the Issuer’s common stock in connection with the conversion of outstanding Convertible Promissory Notes which Mr. Junot holds, as well as the exercise of warrants to purchase an aggregate of 20,000,000 shares  which Mr. Junot holds and is based on 272,612,224 shares of common stock issued and outstanding as of the filing of this report.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

14,800,000

(ii) Shared power to vote or to direct the vote:
0

(iii) Sole power to dispose or to direct the disposition of:

14,800,000

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.
If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.
Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2008
By: /s/ Philippe Junot
Name: Philippe Junot